APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

SEVEN POINT OF ILLINOIS LLC
Income Statement - unaudited
For the years ended 12/31/2020

	01/01/2019 - 12/31/2020
REVENUES	
Sales	$ -
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	
Bank Service Charges	104.00
Business Licenses and Permits	55,986.15
Computer and Internet	
Depreciation	
Dues and Subscriptions	-
Insurance	
Meals and Entertainment	198.48
Miscellaneous Expense	
Office Supplies	7,298.74
Payroll Processing	
Professional Services - Legal, Accounting	127,630.34
Occupancy	
Rental Payments	
Salaries	
Payroll Taxes and Benefits	
Travel	737.53
Utilities	
Website Development	
TOTAL OPERATING EXPENSES	191,955.24
OPERATING PROFIT (LOSS)	(191,955.24)

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ (191,955.24)

Seven Point of Illinois
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period		Prior Period	
	31-Dec-20		31-Dec-19	
ASSETS				
Current Assets:				
Cash	$	-	$	-
Petty Cash		-		-
Inventory		-		-
Prepaid Expenses		-		-
Total Current Assets		-		-
Fixed Assets:				
Furniture and Equipment		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		-		-
Other Assets:				
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	-	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		197,544.43		191,955.24
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		197,544.43		191,955.24
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		(191,955.24)		-
Dividends Paid/Owner's Draw		-		-

Net Income (Loss)		(5,589.19)	(191,955.24)
Total Equity		(197,544.43)	(191,955.24)
TOTAL LIABILITIES & EQUITY	$	-	$ -
Balance Sheet Check		-	-

Seven Point of Illinois, LLC
Statement of Cash Flow - unaudited
For the period ended 12-31-20

	Current Period	Prior Period
	12-31-20	**12-31-19**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	(5,589.19)	(191,955.24)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	(5,589.19)	(191,955.24)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from long term debt	5,589.19	191,955.00
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	5,589.19	191,955.00
NET INCREASE (DECREASE) IN CASH	-	(0.24)
CASH - BEGINNING	(0.24)	-
CASH - ENDING	(0.24)	(0.24)

SEVEN POINT OF ILLINOIS LLC
Income Statement - unaudited
For the periods ended 12/31/2021 and 08/31/2022

	31-Aug-22	31-Dec-21
	01/01/2022 - 08/31/2022	01/01/2021 - 12/31/2021
REVENUES		
Sales	0	0
TOTAL REVENUES	**0**	**0**
COST OF GOODS SOLD		
Cost of Sales	0	0
Other Direct Costs	0	0
TOTAL COST OF GOODS SOLD	0	0
GROSS PROFIT (LOSS)	0	0
OPERATING EXPENSES		
Advertising and Promotion	0	
Bank Service Charges	175.44	104
Business Licenses and Permits	0	55,986.15
Computer and Internet	0	
Depreciation	0	
Dues and Subscriptions	500	210
Insurance	0	
Meals and Entertainment	157.11	302.07
Miscellaneous Expense	0	
Office Supplies	235.26	10,146.59
Payroll Processing	0	
Professional Services - Legal, Accounting	6,810.19	144,721.69
Occupancy	0	
Rental Payments	0	
Salaries	0	
Payroll Taxes and Benefits	0	
Travel	0	5,383.09
Utilities	0	
Website Development	855.5	
TOTAL OPERATING EXPENSES	8,733.5	216,853.59
OPERATING PROFIT (LOSS)	-8,733.5	-216,853.59
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	0	0
Interest Expense	77,914.79	0
Income Tax Expense	0	0
TOTAL INTEREST (INCOME), EXPENSE & TAXES	77,914.79	0
NET INCOME (LOSS)	**-86,648.29**	**-216,853.59**

Seven Point of Illinois
Balance Sheet - unaudited
For the period ended 12/31/2020

| | Current Period | Prior Period |
	31-Dec-20	31-Dec-19
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Inventory	-	-
Prepaid Expenses	-	-
Total Current Assets	-	-
Fixed Assets:		
Furniture and Equipment	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	197,544.43	191,955.24
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	197,544.43	191,955.24
EQUITY		
Capital Stock/Partner's Equity	-	-
Opening Retained Earnings	(191,955.24)	-
Dividends Paid/Owner's Draw	-	-

Net Income (Loss)		(5,589.19)		(191,955.24)
Total Equity		(197,544.43)		(191,955.24)
TOTAL LIABILITIES & EQUITY	$	-	$	-
Balance Sheet Check		-		-

Seven Point of Illinois, LLC
Statement of Cash Flow - unaudited
For the period ended 8/31/2022

	Current Period	Prior Period
	01/01/2022 - 08/30/2022	01/01/2021 - 12/31/2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-86,648	-216,853
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	0	0
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	0	0
Inventory	0	0
Prepaid Income Taxes	0	0
Increase (Decrease) in Operating Liabilities:		
Accounts Payable (Zerman loan)	0	0
Credit Cards Payable	0	0
Total Adjustments	0	0
Net Cash Flows From Operating Activities	-86,648	-216,853
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	0	0
Net Cash Flows From Investing Activities	0	0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from long term debt	86,648	216,853
Repayment of Debt	0	0
Member's Withdrawals	0	0
Net Cash Flows From Financing Activities	86,648	216,853
NET INCREASE (DECREASE) IN CASH	0	0
CASH - BEGINNING	0	0
CASH - ENDING	0	0

I, BRAD ZERMAN, certify that:

1. The financial statements of SEVEN POINT OF ILLINOIS LLC included in this Form are true and complete in all material respects; and
2. The tax return information of SEVEN POINT OF ILLINOIS LLC included in this Form reflects accurately the information reported on the tax return for SEVEN POINT OF ILLINOIS LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _BRAD ZERMAN_

Name: BRAD ZERMAN

Title: MANAGER